Exhibit 17.3

January 7, 2013

To the Board of Directors of Yuhe International Inc. (the “Company”):

I hereby render my resignation as independent director and audit committee member of YuHe International Inc. effective immediately.

I take this action because of the failure of the Company and its management to implement the remedial measures demanded by the audit committee as a result of its investigation, notwithstanding repeated representations by management that the measures would be implemented.   We continue to believe that these measures are important and necessary and sincerely hope that the Company and its management will see clear to implement them.  Given the failure to do so, however, I can no longer serve the Company.

Yaojun Liu